

November 1, 2011

By E-Mail

Peter Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202

      Re: **HF Financial Corp.**
             Revised Preliminary Proxy Statement filed by PL Capital et al.
             Filed October 26, 2011
             File No. 033-44383

Dear Mr. Fetzer:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Background of the Solicitation, page 4

1. We note that in your response letter you state that if the FRB takes any action, PL Capital will notify shareholders in a supplemental filing. Please revise the proxy statement to describe the risk to the election of your nominee if the FRB takes any action or if HF Financial refuses to seat your nominee based on federal banking or state corporate law.

Our Nominee, page 7

2. We note that your nominee will act to conduct a meaningful review of its operational and strategic plans and will work to formulate specific goals and plans to maximize value.

Please revise to clarify that your nominee's plans may change subject to his fiduciary duty to stockholders if elected.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions